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December 20, 2019

Re:	Kingsoft Cloud Holdings Limited

Confidential Submission of the Draft Registration Statement on Form F-1

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

On behalf of Kingsoft Cloud Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft Registration Statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States by the Company of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares, par value US$0.001 per share. Subject to market conditions and the review of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company expects to file a preliminary prospectus with a price range in March 2020 and commence the offering in April 2020. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Commission for emerging growth companies, the enclosed Draft Registration Statement is being submitted to the Staff in draft form and on a confidential basis. The Company confirms to the Staff that it will publicly file the Draft Registration Statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Ran Li at +86 10-8567-5013 (ran.li@davispolk.com).

Thanks for your time and attention.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Securities and Exchange Commission	December 20, 2019

Yours sincerely,

By:	/s/ Li He
Li He

cc:	Mr. Yulin Wang, Chief Executive Officer

Ms. Yonghong Hu, Senior Vice President

Kingsoft Cloud Holdings Limited

Mr. David Zhang, Esq., Partner

Mr. Steve Lin, Esq., Partner

Kirkland & Ellis International LLP

Mr. Raymond Wong, Partner

Ernst & Young Hua Ming LLP